Exhibit 99.2

Media Release

Planegg/Munich, Germany, May 7, 2019

MorphoSys AG Reports First Quarter 2019 Results

Conference call and webcast (in English) to be held on May 8, 2019 at 2:00pm CEST (1:00pm BST/8:00am EDT)

•	MOR208: Rolling submission of L-MIND study data to FDA to support potential approval in the U.S. on track

•	David Trexler hired as President, MorphoSys US Inc.; build-up of commercial capabilities ongoing

•	MOR208: Interactions with European regulatory authorities to explore use of L-MIND as basis for a submission of a potential marketing authorization application in Europe ongoing

•	MOR208: Tafasitamab accepted as International Non-proprietary Name (INN)

•	MOR202: Pivotal phase 2 study in third line and phase 3 study in second line multiple myeloma started by partner I-Mab in Taiwan

•	Tremfya®: Clinical development expanded to include ulcerative colitis (UC) and familial adenomatous polyposis (FAP)

•	MOR106: Start of phase 2 GECKO trial with MOR106 and topical corticosteroids under agreement with Novartis

•	Financial guidance for 2019 reaffirmed

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) reports results for the first quarter of 2019.

“We have made a very good start to the year 2019 with significant achievements in our proprietary and partnered programs as well as in our corporate development,” said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. “First of all I am very pleased to announce that MOR208 now has been given an International Nonproprietary Name (INN). From now on MOR208 will be called tafasitamab. This marks another major milestone in the development of the compound and together with the strong build-up of our commercial structures and capabilities in the U.S., we get more and more ready for the planned launch in the U.S. mid of next year, given FDA approval. Rolling submission to the FDA continues according to plan, which could support a potential approval in the U.S. in mid-2020. Furthermore, we are encouraged by discussions we have had with European regulatory authorities on a path to market in Europe based on our L-MIND study. A successful outcome here could result in MOR208 (tafasitamab) being on the market in Europe earlier than previously assumed.”

“We also saw encouraging progress in other programs. Our partner I-Mab Biopharma initiated pivotal clinical trials of MOR202 in second and third line multiple myeloma during the first quarter. GSK announced its intention to start a phase 3 study of MOR103/GSK3196165 in rheumatoid arthritis later this year. Also, the clinical development of Janssen’s Tremfya®, the most important program in our Partnered Discovery segment, was further expanded into ulcerative colitis and familial adenomatous polyposis,” Dr. Moroney continued.

“With our solid financial position, MorphoSys is well equipped to execute the plans for our proprietary product development. We are excited to have David Trexler join as president and head of our U.S. based subsidiary. He is building our commercial capabilities for a potential launch of MOR208 (tafasitamab) in the U.S., subject, of course, to FDA approval. The increasing royalty stream from Tremfya® product sales will continue to provide strong financial support to our plans to become a fully-fledged biopharmaceutical company,” said Jens Holstein, Chief Financial Officer of MorphoSys AG.

Financial Review for Q1 2019 (IFRS)

In Q1 2019, MorphoSys continued to focus on applying its proprietary technology and expertise to the research and development of innovative drug candidates, both for partners and for its own account. Group revenues rose to EUR 13.5 million, compared to EUR 2.8 million in the first quarter of 2018. Revenues for the first quarter of 2019 include EUR 11.0 million for success-based payments received primarily from Janssen and I-Mab (Q1 2018: EUR 1.8 million) including an estimate of royalties on net sales of Tremfya® amounting to EUR 6.6 million (royalty report from Janssen for Q1 2019 has not yet been received).

In its Proprietary Development segment, MorphoSys focuses on the research and clinical development of its own drug candidates. In Q1 2019, this segment recorded revenues of EUR 5.8 million (Q1 2018: EUR 0.2 million). The increase was primarily driven by a milestone payment of USD 5.0 million from our partner I-Mab due to the start of the pivotal phase 2 development of MOR202 in Taiwan.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to the discovery of new drug candidates for pharmaceutical companies, benefiting through R&D funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment increased from EUR 2.6 million in Q1 2018 to EUR 7.8 million in Q1 2019.

Total operating expenses reached EUR 37.3 million in the first quarter of 2019 compared to EUR 21.9 million in Q1 2018. The increase is mainly driven by higher R&D, selling and general & administrative expenses and the introduction of cost of sales as new item compared to Q1 2018. In Q1 2019, research and development expenses amounted to EUR 24.7 million, as compared to EUR 17.2 million in the first quarter of 2018. Expenses for proprietary R&D, including technology development amounted to EUR 22.6 million in Q1 2019, compared to EUR 15.5 million in the first quarter of 2018. In the first quarter of 2019, selling expenses amounted to EUR 1.7 million (Q1 2018: EUR 0.8 million). General and administrative expenses increased from EUR 3.9 million in Q1 2018 to EUR 5.9 million in Q1 2019.

Earnings before interest and taxes (EBIT) amounted to EUR -23.6 million in the first quarter of 2019 (Q1 2018: EUR -19.0 million). The Proprietary Development segment reported an EBIT of EUR -25.0 million (Q1 2018: EUR -15.9 million). EBIT in the Partnered Discovery segment was EUR 5.5 million (Q1 2018: EUR 0.6 million). In Q1 2019, the consolidated net loss amounted to EUR -22.7 million (Q1 2018: EUR -19.5 million). The loss per share for the first quarter of 2019 was EUR -0.72 (Q1 2018: EUR -0.67).

At the end of Q1 2019, the Company had EUR 431.2 million in cash, reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. On December 31, 2018, the Group’s liquidity position amounted to EUR 454.7 million. The number of shares issued totaled 31,839,572 at the end of Q1 2019 (year-end 2018: 31,839,572).

Financial Guidance and Operational Outlook for 2019

For the financial year 2019, MorphoSys continues to expect Group revenues in the range of EUR 43 to 50 million. Expenses for proprietary development and technology development are expected to be in a corridor of EUR 95 to 105 million. The Company confirmed its guidance for earnings before interest and taxes (EBIT) of EUR -127 to -137 million. This guidance does not include a potential larger milestone payment for the start of a phase 3 clinical trial of MOR103/GSK3196165 that could occur in the course of 2019. The guidance also does not include revenues from potential future partnership or licensing agreements for MOR208 (tafasitamab) or any other compound that is in MorphoSys’s proprietary development. Effects from potential in-licensing or co-development deals for new development candidates are also not included in the guidance.

In its Proprietary Development segment, MorphoSys expects the following events and activities in 2019:

MOR208 (tafasitamab)

•

L-MIND: Complete data evaluation for primary completion analysis for all 81 patients enrolled under the current study protocol of the fully recruited L-MIND trial in r/r DLBCL and present the data at the upcoming International Conference on Malignant Lymphoma (ICML) in Lugano in June.

•

Regulatory: Complete submission of Biologics License Application (BLA) to U.S. FDA for MOR208 (tafasitamab) by year-end and continue interactions with National European Regulatory Authorities to explore possibilities for approval in Europe.

•

B-MIND: Continue pivotal phase 3 study evaluating MOR208 (tafasitamab) plus bendamustine versus rituximab plus bendamustine in r/r DLBCL and conduct a pre-planned, event-driven, interim analysis of B-MIND, which is projected to take place in the second half of 2019.

•	Regulatory: Planned discussions with the FDA regarding future assay validation procedures to be used in conjunction with the amended B-MIND study.

•	COSMOS: Continue phase 2 trial of MOR208 (tafasitamab) plus idelalisib or venetoclax in r/r CLL/SLL and present data towards the end of 2019.

•	Front-line DLBCL: Initiate phase 1b trial of MOR208 (tafasitamab) in H2 2019.

•	Commercial activities: Continue set-up of commercial capabilities in the U.S. in order to prepare for expected commercialization of MOR208 (tafasitamab), assuming FDA approval.

MOR202

•	MorphoSys: Prepare for and start an exploratory clinical trial of MOR202 in an autoimmune indication.

•	I-Mab: Continue recently started pivotal development programs of MOR202 in multiple myeloma in the Chinese region.

MOR106

•

Together with Galapagos, continue phase 2 intravenous IGUANA study, phase 1 subcutaneous bridging study and the recently started phase 2 GECKO trial towards primary completion under global licensing agreement with Novartis.

•	Preparations for a Japanese ethno-bridging study in atopic dermatitis together with Galapagos.

MOR107: Continue preclinical investigation of MOR107 with a focus on oncology indications.

MOR103/GSK3196165: Based on announcements made by GSK earlier this year, the initiation of a phase 3 clinical trial of MOR103/GSK3196165 in rheumatoid arthritis by GSK is expected for the second half of 2019, which would trigger a milestone payment to MorphoSys.

In its Partnered Discovery segment, MorphoSys expects the following events in 2019:

According to information provided on clinicaltrials.gov, by the end of 2019 primary completion may be reached in up to 10 clinical trials in phases 2 and 3 from partners evaluating antibodies made using MorphoSys’s technology. This includes:

•

a potentially pivotal phase 2b study by Mereo Pharma in osteogenesis imperfecta (brittle bone syndrome) of the HuCAL antibody setrusumab (BSP804) directed against the target molecule sclerostin (this antibody was generated within the scope of MorphoSys’s partnership with Novartis and subsequently licensed from Novartis to Mereo).

•	further phase 3 trials of Tremfya® conducted by Janssen in psoriatic arthritis.

Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’s partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, March 31, 2019)

in EUR million	Q1/2019	Q1/2018	Δ
Revenues	13.5	2.8	>100%
Total operating expenses	(37.3)	(21.9)	70%
Cost of sales	(5.0)	0	n/a
R&D expenses	(24.7)	(17.2)	44%
thereof expenses for proprietary R&D and technology development	(22.6)	(15.5)	46%
Selling expenses	(1.7)	(0.8)	>100%
G&A expenses	(5.9)	(3.9)	+51%
Other income/expense	0.1	0.1	—
EBIT	(23.6)	(19.0)	24%
Net loss	(22.7)	(19.5)	16%
Earnings per Share, basic and diluted (in EUR)	(0.72)	(0.67)	7%
Cash position (end of period)	431.2	454.7	(5%)
Equity ratio (end of period) (in %)	83.8%	90.6%	6.8 PP *
No. of R&D programs (end of period)	119	115	+3%
No. of clinical programs (end of period)**	29	28	+4%
No. of proprietary clinical programs (end of period)***	5	5	—

*	Percentage point
**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

***	Including MOR103/GSK3196165, which is fully out-licensed to GSK and MOR106, for which MorphoSys and Galapagos have signed a global licensing agreement with Novartis.

MorphoSys will hold its conference call and webcast tomorrow, May 8, 2019 to present the first quarter financial results 2019 and the further outlook for 2019.

Dial-in number for the analyst conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT (listen-only):

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
Participant PIN:	59832645#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at http://www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available on http://www.morphosys.com.

The interim statement for the first quarter of 2019 (IFRS) is available online:

http://www.morphosys.com/FinancialReports

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208 (tafasitamab), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208 (tafasitamab), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208 (tafasitamab), interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208 (tafasitamab), and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208 (tafasitamab), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208 (tafasitamab), interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208 (tafasitamab), and expected royalty and milestone payments in connection with MorphoSys’s collaborations, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com